SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On October 11, 2024, the Company held its Annual Meeting of Shareholders (the “Annual Shareholders Meeting”) at the offices of TroyGould PC, 1801 Century Park East, Suite 1600, Los Angeles, California U.S.A. At the Annual Shareholders Meeting, the Company’s shareholders voted on three proposals, each of which is described in more detail in the Company’s Proxy Statement filed as Exhibit 99.1 on the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 30, 2024 (the “Proxy Statement”). At the Annual Shareholders Meeting, 2,388,882 common shares, or approximately 54.3% of common shares outstanding at the record date of August 19, 2024 were present at the meeting in person or by proxy. The following is a brief description of each matter voted upon and the certified results, including the number of votes cast for and against each matter.

●	Proposal 1: to elect Heiko Sonnekalb to the Company’s Board of Directors as Class II director for a three-year term expiring at the 2027 Annual Meeting of Shareholders;

●	Proposal 2: a proposal to ratify the selection by the Board of Directors of ARK Pro CPA & Co as the independent accountants of the Company for the fiscal year ending March 31, 2025; and

●	Proposal 3: a proposal to amend the 2020 Stock Option and Restricted Stock Plan to increase the number of shares authorized for issuance by 500,000 shares.

Voting Results

Proposal 1: Heiko Sonnekalb was elected as director with 1,729,785 “FOR” votes and 40,160 “WITHHELD” votes.

Proposal 2: This proposal was approved with 2,175,153 “FOR” votes, 208,248 “AGAINST” votes and 5,481 “ABSTAIN” votes.

Proposal 3: This proposal was approved with 1,9000,603 “FOR” votes, 265,391 “AGAINST” votes and 222,888 “ABSTAIN” votes.

Exhibit Index.

Exhibit No.	Description
99.1	Press Release, dated October 10, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: October 11, 2024	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

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